                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                               BOSS HOLDINGS, INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)


                                   10011B 10 1
                            -------------------------
                                 (CUSIP Number)

                             JAMES F. SANDERS, ESQ.
                          8235 FORSYTH BLVD., SUITE 400
                             CLAYTON, MISSOURI 63105
      ----------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   04-23-2003
          --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

         Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------------------------------------------------------------------

CUSIP NO. 10011B 10 1               13D/A                    PAGE 2 OF 8 PAGES

------------------------------------------------------------------------------

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GINARRA PARTNERS, L.L.C.
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

   NUMBER OF SHARES              440,965
 BENEFICIALLY OWNED BY   -----------------------------------------------------
 EACH REPORTING PERSON   8       SHARED VOTING POWER
         WITH
                                 0
                         -----------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 440,965
                         -----------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           440,965
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]
------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.7%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP NO. 10011B 10 1               13D/A                    PAGE 3 OF 8 PAGES

------------------------------------------------------------------------------

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

   NUMBER OF SHARES              410,519
 BENEFICIALLY OWNED BY   -----------------------------------------------------
 EACH REPORTING PERSON   8       SHARED VOTING POWER
         WITH
                                 0
                         -----------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 410,519
                         -----------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           410,519
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [ ]
------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.2%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO (TRUST)
------------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP NO. 10011B 10 1               13D/A                    PAGE 4 OF 8 PAGES

------------------------------------------------------------------------------

------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           G. LOUIS GRAZIADIO III
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [X]

------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

   NUMBER OF SHARES              643,965
 BENEFICIALLY OWNED BY   -----------------------------------------------------
 EACH REPORTING PERSON   8       SHARED VOTING POWER
         WITH
                                 0
                         -----------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 643,965
                         -----------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           203,000
------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [X]
------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%
------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------

         This statement is the sixteenth amendment to a statement on Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc., a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio
III. This amendment amends Items 2, 5 and 7 of the prior Amendments filed by the Reporting Persons.

ITEM 2.     IDENTITY AND BACKGROUND

         This Sixteenth Amendment to Schedule 13D amends and restates the disclosure in Item 2 of Amendments No. 2 through 15, inclusive, as it relates to Second Southern Corp., a California corporation ("Second Southern"). Second Southern is the manager of Ginarra Partners. As manager, Second Southern has sole voting and investment power over the shares of Common Stock owned by Ginarra Partners, including the right to dispose or direct the disposition of such shares (subject to members' approval). G. Louis Graziadio III, is a director, sole shareholder and president of Second Southern. The other directors of Second Southern are Heidi Schroeder and Beth Graziadio (Mr. Graziadio's spouse). Ms. Schroeder also is the corporate secretary of Second Southern. The
(a) name, (b) business address, (c) present principal occupation or employment, and (d) citizenship, of Ms. Schroeder and Mrs. Graziadio, respectively, are as follows:

         (a) Heidi Schroeder
         (b) Second Southern Corp.
             2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274
         (c) Corporate Secretary of Second Southern Corp.
         (d) United States

         (a) Beth Graziadio
         (b) Second Southern Corp.
             2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274
         (c) Director of Second Southern Corp.
         (d) United States

         During the last five years, neither Mr. Graziadio, Mrs. Graziadio nor Ms. Schroeder, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amendment No. 15 is amended to read in its entirety as follows:

         (a) As of April 30, 2003, Ginarra Partners beneficially owned 440,965 shares (21.7%) of Common Stock, the Trust beneficially owned 410,519 shares (20.2%) of Common Stock, and

Mr. Graziadio beneficially owned 203,000 shares (10.0%) of Common Stock (80,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on the shares of Common Stock represented to be outstanding as of March 1, 2003 by the Company in the Company's most recent annual report on Form 10-K. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

         (b) The responses of the Reporting Persons to Items 7 through 11 of the respective cover pages to this Amendment No. 16 which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 410,519 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 440,965 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 203,000 shares of Common Stock which he owns or is deemed to own individually.

         (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock:

                            Ginarra Partners, L.L.C.
                            ------------------------
         Date             Shares         Price          Transaction Type
         ----             ------         -----          ----------------
         04/15/2003        3,200         3.85           Open Market Purchase
         04/23/2003        4,200         3.75           Open Market Purchase
         04/28/2003        1,000         3.75           Open Market Purchase


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         (a) Joint Filing Agreement (Exhibit II).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003          GINARRA PARTNERS, L.L.C.

                                      By: Second Southern Corp., manager


                                          By: /s/ G. Louis Graziadio III
                                              ---------------------------------
                                              Name:  G. Louis Graziadio III
                                              Title: Chief Executive Officer


Date: April 30, 2003          GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                      By: /s/ Phillip M. Bardack
                                          -------------------------------------
                                          Name:  Phillip M. Bardack
                                          Title: Trustee


Date: April 30, 2003          G. LOUIS GRAZIADIO III


                                          /s/ G. Louis Graziadio III
                                      -----------------------------------------
                                          G. Louis Graziadio III

                                   EXHIBIT II
                                   ----------

                             JOINT FILING AGREEMENT

         The undersigned each hereby agree that Amendment No. 16 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc., is filed on behalf of each of the undersigned.

Date:   April 30, 2003

                                       GINARRA PARTNERS, L.L.C.

                                       By: Second Southern Corp., manager


                                           By: /s/ G. Louis Graziadio III
                                               -------------------------------
                                               Name:  G. Louis Graziadio III
                                               Title: Chief Executive Officer


                                       GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                       By: /s/ Phillip M. Bardack
                                           -----------------------------------
                                           Name:  Phillip M. Bardack
                                           Title: Trustee


                                       G. LOUIS GRAZIADIO III


                                           /s/ G. Louis Graziadio III
                                       ---------------------------------------
                                           G. Louis Graziadio III